UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 3)

Sears Hometown Stores, Inc.

(Name of Issuer)

SEARS HOMETOWN STORES, INC.

TRANSFORM HOLDCO LLC

TRANSFORM MERGER CORPORATION

ESL PARTNERS, L.P.

ESL INVESTMENTS, INC.

EDWARD S. LAMPERT

RBS PARTNERS, L.P.

(Names of Person(s) Filing Statement)

COMMON STOCK

(Title of Class of Securities)

812362101

(CUSIP Number of Class of Securities)

Luke J. Valentino Transform Holdco LLC 333 Beverly Road Hoffman Estates, IL 60179 (847) 286-2500	Brandon Gartman Sears Hometown Stores, Inc. 5500 Trillium Boulevard, Suite 501 Hoffman Estates, Illinois 60192 (847) 286-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Benet J. O’Reilly Neil R. Markel Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Creighton O’M. Condon Rory B. O’Halloran Cody L. Wright Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$35,910,423.25	$4,352.34

*

The transaction valuation is estimated solely for purposes of calculating the filing fee. The transaction valuation was determined based upon 11,049,361 shares of common stock (being 22,702,132 shares of common stock plus 781,618 restricted stock units issued and outstanding minus 12,434,389 shares of common stock beneficially owned in the aggregate by ESL Partners, L.P. and Edward S. Lampert (which excludes 5,820 shares of common stock held by ESL Partners, L.P. in separate accounts on behalf of, and for the benefit of, redeeming limited partners of ESL Partners, L.P.) as of September 4, 2019) multiplied by the estimated maximum per share Merger Consideration of $3.25.

**

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001212 by the aggregate merger consideration.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $2,797.13	Filing Party: Sears Hometown Stores, Inc.

Form or registration No.: Schedule 14C	Date Filed: July 26, 2019

Amount previously paid: $1,555.21	Filing Party: Sears Hometown Stores, Inc.

Form or registration No.: Schedule 14C	Date Filed: September 4, 2019

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) to the Transaction Statement on Schedule 13E-3 (as amended by this Amendment No. 3, this “Transaction Statement”) is being filed by (i) Sears Hometown Stores, Inc., a Delaware corporation (the “Company”), (ii) Transform Holdco LLC, a Delaware limited liability company (“Transform”), (iii) Transform Merger Corporation, a Delaware corporation (“Merger Subsidiary”), (iv) ESL Partners, L.P., a Delaware limited partnership (“Partners”), (v) RBS Partners, L.P., a Delaware limited partnership (“RBS”), (vi) ESL Investments, Inc., a Delaware corporation (“ESL Investments”), and (vii) Edward S. Lampert, a United States citizen (each of (i) through (vii), a “Filing Person”). On September 13, 2019 the Company filed a definitive information statement on Schedule 14C (as amended, the “Information Statement”). A copy of the Merger Agreement (as defined below) is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 1, 2019 (the “Merger Agreement”), among the Company, Transform and Merger Subsidiary, pursuant to which Merger Subsidiary was merged with and into the Company (the “Merger”). Prior to completion of the Merger, the Company was afforded an opportunity to market and sell the Company’s Sears Outlet and Buddy’s Home Furnishing Stores businesses to a third party (an “Outlet Sale”). On August 27, 2019, the Company entered into an Equity and Asset Purchase Agreement (the “Liberty Purchase Agreement”) with Franchise Group Newco S, LLC (the “Outlet Purchaser”) and, solely for purposes of a performance and payment guarantee on behalf of the Outlet Purchaser, Liberty Tax, Inc., to effect an Outlet Sale to the Outlet Purchaser (the “Liberty Sale”). A copy of the Liberty Purchase Agreement is attached as Annex B to the Information Statement.

This Amendment No. 3 is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

On October 23, 2019, the Company completed the Liberty Sale to the Outlet Purchaser pursuant to the Liberty Purchase Agreement. Pursuant to the terms of the Liberty Purchase Agreement, the Outlet Purchaser paid the Company an aggregate purchase price, after giving effect to a customary working capital adjustment, of $119,960,000 in cash (the “Sale Proceeds”), and in addition reimbursed the Company for certain costs it incurred in connection with the Liberty Sale and certain employee payments and insurance costs incurred by the Company in connection with the Merger. Immediately following the consummation of the Liberty Sale and in accordance with the terms of the Merger Agreement, the Merger was consummated.

At the effective time of the Merger (the “Effective Time”) and in accordance with the terms of the Merger Agreement, each outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) (other than shares of Company Common Stock (i) owned by ESL Investments or its investment affiliates, including Edward S. Lampert (together, “ESL”) or Transform, (ii) held in treasury by the Company or owned by any subsidiary of the Company or (iii) held by stockholders who have demanded properly in writing appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) was cancelled and automatically converted into the right to receive an amount in cash equal to $3.21, without interest (the “Merger Consideration”). The amount of the Merger Consideration was adjusted upward by $0.96 per share of Company Common Stock (the “Adjustment Amount”) from the previously announced base merger consideration of $2.25 per share of Company Common Stock pursuant to the terms of the Merger Agreement. The Adjustment Amount is the quotient of (i) $22,460,000, the amount by which the Sale Proceeds exceeded the minimum net proceeds of $97,500,000 provided for in the Merger Agreement, divided by (ii) 23,465,072, the aggregate number of shares of Company Common Stock and unvested Company restricted stock units issued and outstanding as of the Effective Time. Any payment of the Merger Consideration will be subject to any required withholding taxes.

In connection with the completion of the Merger, Transform has undertaken a restructuring of certain of its subsidiaries and affiliated entities (the “Restructuring”) and Transform’s rights and obligations under the Merger Agreement were assigned to Hometown Midco LLC, a Delaware limited liability company and an affiliate of Transform (“Hometown Midco”). As a result of the Merger and the Restructuring, the Company became wholly owned by Hometown Midco and ESL.

Under Section 251 of the DGCL and the applicable provisions of the Company’s Certificate of Incorporation (as amended) and Amended and Restated Bylaws, the adoption of the Merger Agreement by the Company’s stockholders required the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock. On June 1, 2019, immediately following execution of the Merger Agreement, Edward S. Lampert and Partners (together, the “Principal Stockholders”) caused to be delivered to the Company an irrevocable written consent (the “Written Consent”) adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and approving any Outlet Sale to the extent such Outlet Sale would constitute a sale of substantially all of the Company’s property and assets and be subject to the stockholder approval requirements of Section 271(a) of the DGCL (a “Section 271 Sale”), in respect of 13,226,598 shares of Company Common Stock, representing approximately 58.3% of the outstanding shares of Company Common Stock entitled to act by written consent with respect to the adoption of the Merger Agreement and any Outlet Sale. A copy of the Written Consent is attached as Annex D to the Information Statement.

In connection with the Company’s entry into the Liberty Purchase Agreement, the Principal Stockholders executed and delivered to the Company an irrevocable written consent (the “Liberty Consent”) confirming the Principal Stockholders’ approval of an Outlet Sale consummated in all material respects in accordance with the terms set forth in the Liberty Purchase Agreement, to the extent such sale constitutes a Section 271 Sale, in respect of 12,535,679 shares of Company Common Stock, representing approximately 55.2% of the outstanding shares of Company Common Stock entitled to act by written consent with respect to the adoption of the Liberty Sale. A copy of the Liberty Consent is attached as Annex E to the Information Statement.

Accordingly, the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any Outlet Sale, became effective on June 1, 2019, and the approval of the Liberty Sale specifically was confirmed on August 27, 2019. No further approval of the stockholders of the Company was required to adopt or approve the Merger Agreement or the transactions contemplated thereby, including the Merger, or the Liberty Sale.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On October 23, 2019, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Subsidiary was merged with and into the Company, with the Company as the surviving entity. As a result of the Merger, the Company became wholly owned by Hometown Midco and ESL and the Company Common Stock will be de-listed from the Nasdaq Stock Market (the “Nasdaq”) and de-registered under the Exchange Act, with the Company no longer being required to file periodic reports with the SEC.

In connection with the completion of the Merger, the Company notified Nasdaq on October 23, 2019 that each outstanding share of Company Common Stock (other than shares of Company Common Stock (i) owned by ESL or Transform, (ii) held in treasury by the Company or owned by any subsidiary of the Company or (iii) held by stockholders who have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL) was converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The Company requested that the Nasdaq halt trading of the Company Common Stock following the close of business on October 23, 2019. The Company also requested that the Nasdaq file a Form 25 with the SEC to remove the Company Common Stock from listing on the Nasdaq and to deregister the Company Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Additionally, the Company intends to file with the SEC a Form 15 requesting the termination of registration of the Company Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2019	SEARS HOMETOWN STORES, INC.

	By:	/s/ Brandon Gartman
	Name:	Brandon Gartman
	Title:	Chief Operating Officer

Dated: October 23, 2019	TRANSFORM HOLDCO LLC

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: October 23, 2019	TRANSFORM MERGER CORPORATION

	By:	/s/ Kunal S. Kamlani
	Name:	Kunal S. Kamlani
	Title:	President

Dated: October 23, 2019	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: October 23, 2019	RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: October 23, 2019	ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: October 23, 2019	EDWARD S. LAMPERT

/s/ Edward S. Lampert

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